Exhibit 99.1

News Release

NORBORD REPORTS FIRST QUARTER 2017 RESULTS; INCREASES VARIABLE DIVIDEND LEVEL

Note: Financial references in US dollars unless otherwise indicated.

Q1 2017 HIGHLIGHTS

•	Adjusted earnings of $0.58 per diluted share, more than double Q1 2016

•	Adjusted EBITDA of $103 million, $42 million higher than Q1 2016

•	North Central benchmark OSB price averaged $293 per Msf, up 30% from Q1 2016

•	Capacity utilization at Norbord’s North American mills up 2% year-over-year

•	Repaid $200 million in bonds upon maturity in February

•	Tripled variable dividend level to C $0.30 per share for shareholders of record on June 1, 2017

TORONTO, ON (May 2, 2017) – Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $103 million for the first quarter of 2017 versus $61 million in the first quarter of 2016 and $115 million in the fourth quarter of 2016. The year-over-year improvement is primarily due to higher North American OSB prices and shipment volumes, while the quarter-over-quarter decrease is due to higher resin prices and the timing of annual maintenance shuts and related costs. North American operations generated Adjusted EBITDA of $102 million compared to $53 million in the same quarter last year and $108 million in the prior quarter. European operations delivered Adjusted EBITDA of $6 million versus $10 million in both comparative quarters.

“We are enjoying robust market conditions in North America reflecting strong growth in US housing starts that continues to drive increasing demand for OSB,” said Peter Wijnbergen, Norbord’s President and CEO. “Our first quarter Adjusted EBITDA result is a significant improvement over the first quarter of last year even though we undertook maintenance activity to ensure our mills were ready for the spring home building season that is now underway. As we enter the second quarter, demand from all our key customers is strong, supply chain inventories remain at minimal levels and benchmark prices are currently 35% higher than this time last year.”

“In Europe, we continue to face a post-Brexit translation headwind from the weaker Pound Sterling, and this quarter included the additional impact of higher resin prices that exceeded the panel price increases we’ve seen to-date. Our key markets remain strong, with double-digit demand growth in both the UK and Germany as OSB continues to gain market share versus plywood. Our project to modernize and expand the Inverness, Scotland OSB mill to serve this rapidly growing customer demand remains on budget and on track to start up in the second half of this year.”

“Finally, our Board has tripled the quarterly dividend to C $0.30 per share. This is the first increase since we introduced our variable dividend policy four years ago and reflects the strength of our cash flow and balance sheet and our confidence in the outlook for Norbord.”

Norbord recorded Adjusted earnings of $50 million or $0.58 per share (basic and diluted) in the first quarter of 2017 versus $20 million or $0.23 per share (basic and diluted) in the first quarter of 2016 and $56 million or $0.65 per share (basic and diluted) in the fourth quarter of 2016. Adjusted earnings exclude non-recurring or other items and use a normalized income tax rate:

$ millions	Q1-2017	Q4-2016	Q1-2016
Earnings	49	61	23
Adjusted for:
Loss on disposal of assets	5	—	—
Stock-based compensation and related costs	1	1	—
Gain on asset exchange	—	(16)	—
Costs to achieve merger synergies	—	1	1
Reported income tax expense	13	29	3

Adjusted pre-tax earnings	68	76	27
Income tax expense at statutory rate	(18)	(20)	(7)

Adjusted earnings	50	56	20

Market Conditions

In North America, year-to-date US housing starts were up 8% versus the same period in 2016. The seasonally adjusted annualized rate was 1.22 million in March, 9% higher than the pace this time last year, while the pace of permits (the more forward-looking indicator) was 1.26 million. Single-family starts, which use approximately three times more OSB than multi-family, increased by 6%. The consensus forecast from US housing economists is for approximately 1.26 million starts in 2017, which suggests an 8% year-over-year improvement.

North American benchmark OSB prices improved significantly in the first quarter of 2017 as new home construction activity and OSB demand continue to improve. The North Central benchmark OSB price averaged $293 per Msf (7/16-inch basis) for the quarter, and the spreads versus other regions compressed as demand improved. In mid-February, the South East benchmark traded higher than North Central for the first time since 2006, demonstrating the tightness in the largest US housing market as the spring building season commenced. The table below summarizes average benchmark OSB prices ($ per Msf, 7/16-inch basis) by region for the relevant quarters:

North American region	% of Norbord’s operating capacity	Q1-2017	Q4-2016	Q1-2016
North Central	16%	293	285	226
South East	33%	292	263	215
Western Canada	32%	265	236	191

In Europe, Norbord’s core panel markets remained strong, with double-digit year-over-year OSB demand growth in both the UK and Germany. European panel prices in US dollar terms were impacted by the significant devaluation of the Pound Sterling following the Brexit referendum in June 2016. In local currency terms, OSB prices in the UK were 5% higher than the same quarter last year and have firmed by about 10% since their post-Brexit lows. On the continent, OSB prices were 3% lower than the same quarter last year but flat versus the prior quarter. UK medium density fibreboard (MDF) and particleboard prices were up 8% and 3%, respectively versus both comparative periods.

Performance

North American OSB shipments increased 7% year-over-year due to increased mill productivity but were 11% lower quarter-over-quarter due to major maintenance shuts at six of the Company’s North American mills. Shipments were also impacted by the number of fiscal days in both comparative periods.

Norbord’s operating North American OSB mills produced at 94% of stated capacity (excluding the two curtailed mills in Huguley, Alabama and Chambord, Quebec), up from 92% in the same quarter last year and unchanged from the prior quarter. Capacity utilization increased year-over-year due to improved mill productivity.

Norbord’s North American OSB cash production costs per unit (before mill profit share) increased 7% compared to the prior quarter and 9% versus the same quarter last year due to the timing of annual maintenance shuts and related costs, as well as higher resin prices. Quarter-over-quarter, fewer fiscal days also had some impact.

In Europe, Norbord’s shipments were 10% higher than the same quarter last year and 7% higher than the prior quarter. The European mills produced at 98% of stated capacity in the quarter compared to 100% in the same quarter last year and 95% in the prior quarter. Capacity utilization increased quarter-over-quarter due to improved productivity, but decreased year-over-year due to additional maintenance shutdown days in the current quarter.

Norbord’s mills did not generate any Margin Improvement Program (MIP) gains in the quarter due to the timing and scope of annual maintenance shuts and related costs.

In January 2016, the Board of Directors approved a $135 million investment over the subsequent two years to modernize and expand the Company’s Inverness, Scotland OSB mill. The project remains on budget and on track to start up in the second half of 2017, with no disruption to existing production volumes in the interim.

Capital investments were $60 million in the first quarter (including $31 million related to the Inverness project) compared to $44 million in the prior quarter and $11 million in the same quarter last year. Norbord’s 2017 regular capital expenditure budget is $120 million (excluding the Inverness project) which includes manufacturing cost reduction and productivity improvement projects across the mills as well as the remaining $30 million to prepare the Huguley mill for restart when warranted by customer demand. In addition, the Company expects to invest most of the remaining $102 million budgeted to complete the Inverness project.

Operating working capital was $171 million at quarter-end compared to $172 million at the end of the same quarter last year and $118 million at year-end 2016. Working capital increased quarter-over-quarter due to higher North American OSB prices and the annual seasonal log inventory build in the northern mills in North America. Working capital continues to be managed at minimal levels across the Company.

At year-end, Norbord had unutilized liquidity of $284 million, consisting of unused credit lines. In February, the Company repaid its $200 million 7.70% senior secured notes at maturity using cash on hand and temporary drawings on the accounts receivable securitization program. The Company’s tangible net worth was $951 million and net debt to total capitalization on a book basis was 38%, with both ratios well within bank covenants.

Dividend

The Board of Directors declared a quarterly dividend of C $0.30 per common share, payable on June 21, 2017 to shareholders of record on June 1, 2017. This is triple the level in place since the third quarter of 2015. The increase reflects the Company’s strong operating cash flow and 12% reduction in net debt to capitalization over the past seven quarters, as well as the positive market outlook for its products and the expectation that free cash flow will be sufficient to fund current growth and other attractive capital investment commitments for the foreseeable future.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will continue to receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bloomberg FX Fixings Service (BFIX) noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the BFIX noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, CST Trust Company, by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Additional Information

Norbord’s Q1 2017 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Tuesday, May 2, 2017 at 2:00 p.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until June 1, 2017 by dialing 1-888-203-1112 or 647-436-0148 (passcode 7770933 and pin 8924). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the February 2, 2017 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2016 Management’s Discussion and Analysis dated February 2, 2017 and Q1 2017 Management’s Discussion and Analysis dated May 1, 2017.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization, non-recurring or other items, and Adjusted earnings as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate, and Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding. Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2016 Management’s Discussion and Analysis dated February 2, 2017 and Q1 2017 Management’s Discussion and Analysis dated May 1, 2017 for a quantitative reconciliation of Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share to earnings (the most directly comparable IFRS measure).

Peter Wijnbergen

President & CEO

May 2, 2017

To Our Shareholders:

During the first quarter, we saw favourable market conditions with 30% higher average North American benchmark OSB prices year-over-year, as well as continued strong panel demand in our key European markets. For Q1, Norbord generated Adjusted EBITDA of $103 million and Adjusted earnings of $0.58 per diluted share, more than double the same quarter last year. This result was, however, lower than the prior quarter and this warrants some explanation.

First, maintaining customer order files in a rapidly rising price environment like we saw in the first quarter always causes realized prices to lag the North American benchmarks. Second, we undertook significant maintenance activity at a number of our mills, as we usually do in the winter when home building activity is slower. This negatively impacted our manufacturing costs this quarter, but ensures our mills are in top shape for the spring building season. Our April manufacturing costs were 3% lower than Q1 and I am confident our controllable costs will come back in line by the end of Q2. Third, our European panel prices are improving, but not as quickly as resin costs have been increasing and post-Brexit, the weaker Pound Sterling makes our reported earnings lower in US dollar terms. Still, we generated a 29% return on capital employed in Q1, well ahead of our long-term average.

Heading into the prime US building season, the outlook remains very encouraging. In North America, year-to-date housing starts are up 8% over last year and single family starts (which use three times as much OSB as multifamily) have been increasingly driving this growth since mid-2015. Low unemployment levels and rising wages have boosted consumer confidence to its highest level in over 10 years, meaning more people are ready to buy and renovate homes. Sales to all our customer segments are improving at a healthy pace, and three-quarters of this growth has been in specialty and higher margin value-added products. Benchmark prices are currently 35% higher than this time last year and for the first time since 2006, the South East benchmark price is above the bellwether North Central region – a telling indicator of strong demand.

At the same time, the European OSB market continues to grow in excess of 10% year-over-year in our key markets of the UK, Germany and the BeNeLux, as OSB substitution for plywood increases. Prices for our panel products are rising and we expect to recoup the margin lost to higher resin costs in the coming quarters.

As demand for our products increases and our financial performance accelerates, we will continue to approach capital allocation with the same discipline and strategic focus you’ve always seen from Norbord. Our priorities remain: re-investing in our business, optimizing our capital structure and returning cash to our shareholders.

Re-investing in our business

Last year, we announced the expansion of our Inverness, Scotland mill to nearly double its capacity. All key equipment is now on-site and installation is well advanced. The expansion is proceeding on budget and on time for start-up later this year. A video which documents our progress will be available on our website after our AGM this morning at www.norbord.com/investors/presentations.

In North America, our key customers have been telling us they will need more product from us in 2018 as their businesses continue to grow, and our current operating capacity cannot supply this incremental demand. We have been slowly rebuilding our curtailed Huguley, Alabama mill for the past three years and have now started to spend the remaining $30 million of capital required to get it ready for a restart. However, I want to emphasize that at Norbord, we only produce what we can sell and we will not restart this mill until we have customer orders in hand. When the time comes, Huguley’s continuous press technology will help support our growing value-added products and specialty business.

Optimizing our capital structure

Our leverage is improving rapidly and our net debt to capitalization ratio is now below 40%. In February, we made some of this deleveraging permanent by paying off $200 million in bond debt at maturity, which will save us $15 million in annual interest costs. Today, we have strong liquidity of almost $300 million and a well-capitalized, more flexible balance sheet to support strategic opportunities as they arise.

Returning cash to our shareholders

Our Board has approved a quarterly dividend of $0.30 per share, representing triple the amount paid out in each of the last seven quarters. This is the first dividend increase since we implemented our variable dividend policy in 2013 and reflects our robust operating cash flow, the strength of our balance sheet and our confidence in Norbord’s business outlook.

Looking ahead, with our low-cost portfolio of mills, innovative products, broad geographic reach and strong customer relationships, we believe we are well positioned to benefit from favourable OSB market conditions. The maintenance efforts undertaken during the winter season are behind us and we have healthy order files leading into the busiest months of the year. We are excited about the growth potential we see ahead.

This letter includes forward-looking statements, as defined by applicable securities legislation including statements related to our strategy, projects, plans, future financial or operating performance, market outlook, and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2016 Management’s Discussion and Analysis dated February 2, 2017 and Q1 2017 Management’s Discussion and Analysis dated May 1, 2017.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization, and non-recurring or other items, Adjusted earnings as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate, and Adjusted earnings per share as Adjusted earnings divided by the weighted average number of common shares outstanding. Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s Q1 2017 Management’s Discussion and Analysis dated May 1, 2017 for a quantitative reconciliation of Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share to earnings (the most directly comparable IFRS measure).

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Apr 1, 2017	Dec 31, 2016
Assets
Current assets
Cash and cash equivalents	$—	$161
Accounts receivable	161	141
Taxes receivable	1	—
Investment tax credit receivable	13	—
Inventory	220	185
Prepaids	6	10

	401	497

Non-current assets
Property, plant and equipment	1,294	1,262
Intangible assets	23	22
Deferred income tax assets	5	4
Other assets	2	14

	1,324	1,302

	$1,725	$1,799

Liabilities and shareholders’ equity
Current liabilities
Bank advances	$2	$—
Accounts payable and accrued liabilities	216	218
Taxes payable	1	1
Current portion of long-term debt	—	200

	219	419

Non-current liabilities
Long-term debt	547	546
Other long-term debt	61	—
Other liabilities	30	27
Deferred income tax liabilities	170	157

	808	730

Shareholders’ equity	698	650

	$1,725	$1,799

Interim Consolidated Statements of Earnings

(Unaudited) Quarters ended Apr 1 and Mar 26 (US $ millions, except per share information)	Q1 2017	Q1 2016
Sales	$467	$384
Cost of sales	(359)	(322)
General and administrative expenses	(6)	(2)
Depreciation and amortization	(24)	(21)
Loss on disposal of assets	(5)	—

Operating income	73	39

Non-operating expense:
Finance costs	(11)	(13)

Earnings before income tax	62	26
Income tax expense	(13)	(3)

Earnings	$49	$23

Earnings per common share
Basic and diluted	$0.57	$0.27

Interim Consolidated Statements of Comprehensive Income

(Unaudited) Quarters ended Apr 1 and Mar 26 (US $ millions)	Q1 2017	Q1 2016
Earnings	$49	$23
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	(3)	(4)
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain (loss) on foreign operations	5	(5)

Other comprehensive income (loss), net of tax	2	(9)

Comprehensive income	$51	$14

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited) Quarters ended Apr 1 and Mar 26 (US $ millions)	Q1 2017	Q1 2016

Share capital
Balance, beginning of period	$1,341	$1,334
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	4	1

Balance, end of period	$1,345	$1,335

Merger reserve	$(96)	$(96)

Contributed surplus
Balance, beginning of period	$9	$10
Stock options exercised	(1)	—

Balance, end of period	$8	$10

Retained deficit
Balance, beginning of period	$(402)	$(559)
Earnings	49	23
Common share dividends	(6)	(7)

Balance, end of period(i)	$(359)	$(543)

Accumulated other comprehensive loss
Balance, beginning of period	$(202)	$(170)
Other comprehensive income (loss)	2	(9)

Balance, end of period	$(200)	$(179)

Shareholders’ equity	$698	$527

(i) Retained deficit comprises:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained deficit	(96)	(280)

	$(359)	$(543)

Interim Consolidated Statements of Cash Flows

(Unaudited) Quarters ended Apr 1 and Mar 26 (US $ millions)	Q1 2017	Q1 2016
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings	$49	$23
Items not affecting cash:
Depreciation and amortization	24	21
Deferred income tax	13	2
Loss on disposal of assets	5	—
Other items	6	6

	97	52
Net change in non-cash operating working capital balances	(57)	(50)
Net change in tax receivable	(1)	1

	39	3

Investing activities
Investment in property, plant and equipment	(56)	(13)
Investment in intangible assets	(2)	(1)

	(58)	(14)

Financing activities
Common share dividends paid	(6)	(6)
Accounts receivable securitization drawings, net	61	25
Bank advances	2	—
Issue of common shares	3	—
Repayment of debt	(200)	—

	(140)	19

Foreign exchange revaluation on cash and cash equivalents held	(2)	(3)

Cash and cash equivalents
(Decrease) increase during period	(161)	5
Balance, beginning of period	161	9

Balance, end of period	$—	$14